Exhibit 4.36

Summary of the Private Instrument of Commitment to Purchase and Sale of Real Property entered into on April 26, 2018, in connection with Fazenda Araucária

Parties: Imobiliária Araucária Ltda., as Seller; Fabricio Fries, Diógenes Fries and Vanessa Fries, as Buyers, BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, as intervening-consenting party, and Celso Fries, as guarantor.

Purpose: The commitment to sell a total area of 956.23 hectares, of which 660 hectares are arable, to be originated from Fazenda Araucária, for the total price, in Brazilian national currency (Reais), equivalent to 797,040 bags of soybeans, to be paid in eight annual installments, as follows: (i) in the first installment, in Brazilian Reais, equivalent to 79,200 bags of soybeans shall be paid on May 3, 2018; (ii) the second installment, in the amount, in Brazilian Reais, equivalent to 79,200 bags of soybeans, shall be paid on September 1, 2018; (iii) the third installment, in the amount, in Brazilian Reais, equivalent to 63,640 bags of soybeans, shall be paid on March 1, 2019; (iv) the fourth installment, in the amount, in Brazilian Reais, equivalent to 125,000 bags of soybeans, shall be paid on March 1, 2020; (v) the fifth installment, in the amount, in Brazilian Reais, equivalent to 125,000 bags of soybeans, shall be paid on March 1, 2021; (vi) the sixth installment, in the amount, in Brazilian Reais, equivalent to 125,000 bags of soybeans, shall be paid on March 1, 2022; (vii) the seventh installment, in the amount, in Brazilian Reais, equivalent to 100,000 bags of soybeans, shall be paid on March 1, 2023; and, finally (viii) the eight installment, in the amount, in Brazilian Reais, equivalent to 100,000 bags of soybeans, shall be paid on March 1, 2024.